# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Newegg Commerce, Inc., CIK 0001474627
CUSIP: G6483G100
Title of class of securities: Common Shares, par value $0.43696
Address of issuer's principal executive offices: 17560 ROWLAND STREET, CITY OF INDUSTRY, California (CA), 91748
Date of event which requires filing of this statement: 06/30/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002020621
Persons authorized to receive notices and communications: Vin Saini, Advanced Computer Innovations, Inc., 70 Office Park Way, Pittsford, New York (NY), 14534, 585-510-3890

## Reporting persons
- Galkin Vladimir (CIK 0002020621): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,100,000; sole dispositive power 0; shared dispositive power 2,100,000; aggregate amount beneficially owned 2,100,000 (10.8% of the class)
  Comment: Vladimir Galkin has shared voting power and dispositive power over 2,100,000 shares of common stock, which are held by the Angelica Revocable Trust, dated April 21, 2018 (Galkin Revocable Trust). Angelica Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust. Vladimir Galkin and Angelica Galkin are husband and wife.
- Galkin Angelica (CIK 0002038764): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,100,000; sole dispositive power 0; shared dispositive power 2,100,000; aggregate amount beneficially owned 2,100,000 (10.8% of the class)
  Comment: Angelica Galkin also has shared voting power and dispositive power over 2,100,000 shares of common stock, which are held by the Galkin Revocable Trust. Ms. Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust.
- Angelica Galkin Revocable Trust, dated April 21, 2018 (CIK 0002038998): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,100,000; sole dispositive power 0; shared dispositive power 2,100,000; aggregate amount beneficially owned 2,100,000 (10.8% of the class)
  Comment: Angelica Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust. Vladimir Galkin and Angelica Galkin have shared voting power and dispositive power over 2,100,000 shares of common stock, which are held by the Galkin Revocable Trust.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.43696
Name of issuer: Newegg Commerce, Inc.
Address of issuer's principal executive offices: 17560 ROWLAND STREET, CITY OF INDUSTRY, California (CA), 91748
Comment: This Statement on Schedule 13D relates to the Common Stock, par value $0.43696 per share ("Common Stock") of Newegg Commerce, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 21688 Gateway Center Drive, Suite 300, Diamond Bar, CA 91765.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by: (i) each of Vladimir Galkin and Angelica Galkin, husband and wife; and (ii) The Angelica Galkin Revocable Trust, dated April 21, 2018 ("Galkin Revocable Trust") (collectively, the "Reporting Persons" and individually, a "Reporting Person").
Residence or business address: The business address of each Reporting Person is 10900 NW 97th Street, #102, Miami, FL 33178.
Present principal occupation or employment:
Vladimir Galkin is a citizen of the United States of America, and is principally engaged in the business of: (i) serving as Co-Founder, Executive Chairman, and Manager of HUBX, LLC; and (ii) investing in securities and real estate.
Angelica Galkin is a citizen of the United States of America, and is principally engaged in the business of: (i) investments for the benefit of the beneficiary of the Galkin Revocable Trust; and (ii) investing in securities and real estate.
The Galkin Revocable Trust is an estate planning vehicle that makes and holds investments for its beneficiary, Angelica Galkin. Angelica Galkin serves as the sole trustee of the Galkin Revocable Trust; provided, however, she has delegated to Vladimir Galkin the shared right to direct the voting and disposition of the securities owned by the Galkin Revocable Trust. Accordingly, each of Vladimir Galkin and Angelica Galkin: (i) has the shared right to direct the voting and disposition of the shares of Common Stock owned by the Galkin Revocable Trust; and (ii) may be deemed to beneficially own the shares of Common Stock held by the Galkin Revocable Trust.
Criminal convictions in the last five years: No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Galkin Revocable Trust was established in Florida; however, it has no designated place of organization.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Galkin Revocable Trust used cash from its capital account and margin account borrowings made in the ordinary course of business to make the purchases of shares of Common Stock listed herein. The positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein. A total of approximately $19,557,397 was paid to acquire the shares of Common Stock reported herein. Part of the purchase price of such shares of Common Stock was obtained through margin borrowing.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer's business prospects and strategy. The Reporting Persons may communicate with the board of directors of the Issuer (the Board), members of management and/or other shareholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing shareholder value. In addition, the Reporting Persons have had, and intend to continue to have, discussions with members of the Issuer's management and board of directors regarding the possibility of board representation. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.
Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, each of Vladimir Galkin, Angelica Galkin, and the Galkin Revocable Trust may be deemed to beneficially own, in the aggregate, 2,100,000 shares of Common Stock, representing approximately 10.8% of the outstanding shares of Common Stock of Issuer.
The foregoing beneficial ownership percentages reported in this Item 5 are based upon 19,478,394 shares of Common Stock of the Issuer outstanding as of December 31, 2024, as reported in the Issuer's Annual Report on Form 20-F for the year ended December 31, 2024, and filed by the Issuer with the Securities and Exchange Commission on April 28, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Rows 7-10 of the cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of Common Stock by each of the Reporting Persons.
Transactions in the class effected during the past sixty days: All the transactions involving shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference. Except as otherwise noted below, all such transactions were purchases and sales of shares of Common Stock effected in the open market, and the table includes commissions paid in per share prices.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the best of the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Schedule A
2. Exhibit A - Joint Filing Agreement of the Reporting Persons.

## Signatures
- Galkin Vladimir: Vladimir Galkin, Individual (07/01/2025)
- Galkin Angelica: Angelica Galkin, Individual (07/01/2025)
- Angelica Galkin Revocable Trust, dated April 21, 2018: Angelica Galkin, Trustee (07/01/2025)